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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For APRIL 24, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

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


                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
 1.   Index to Consolidated Financial Statements..........................3

                           COMPANHIA VALE DO RIO DOCE
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

Report of PricewaterhouseCoopers Auditores Independentes..................  F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000..............  F-3

Consolidated Statements of Income for the three years
    ended December 31, 2001, 2000 and 1999 ...............................  F-5

Consolidated Statements of Cash Flows for the three years
    ended December 31, 2001, 2000 and 1999 ...............................  F-6

Consolidated Statements of Changes in Stockholders' Equity for
    the three years ended December 31, 2001, 2000 and 1999 ...............  F-7

Notes to the Consolidated Financial Information...........................  F-8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain affiliates, the investments in which total US$441 million and US$1,188 million at December 31, 2001 and 2000, respectively, and equity in earnings of US$53 million, US$213 million and US$42 million for 2001, 2000 and 1999, respectively. Also, we did not audit the financial statements of the majority-owned shipping and ferrous alloys subsidiaries as at and for the years ended December 31, 2001, 2000 and 1999, which statements reflect total assets of US$500 million and US$584 million at December 31, 2001 and 2000, respectively, and total revenues of US$407 million, US$480 million and US$177 million for 2001, 2000 and 1999, respectively. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers
Auditores Independentes


Rio de Janeiro, Brazil
March 28, 2002

Consolidated Balance Sheets
Expressed in millions of United States dollars

                                                              As of December 31
                                                              -----------------
                                                                 2001      2000
                                                              -------   -------
Assets
Current assets
  Cash and cash equivalents...................................  1,117     1,211
  Accounts receivable
    Related parties...........................................    106       125
    Unrelated parties.........................................    443       365
  Loans and advances to related parties.......................    160       121
  Inventories.................................................    323       306
  Deferred income tax.........................................    265        89
  Others......................................................    224       285
                                                              -------   -------
                                                                2,638     2,502
                                                              -------   -------

Property, plant and equipment, net...........................   3,813     3,955
Investments in affiliated companies and
  joint ventures and other investments.......................   1,227     1,816
Provision for losses on equity investments...................      (9)      (21)

Other assets
  Goodwill on acquisition of consolidated subsidiaries.......     540       175
  Loans and advances
    Related parties..........................................     555       704
    Unrelated parties........................................     100        52
  Unrecognized pension obligation............................      14       125
  Prepaid pension cost.......................................      99         -
  Deferred income tax........................................     227       255
  Judicial deposits..........................................     235       173
  Unrealized gain on derivative instruments..................       7         -
  Others.....................................................      76        59
                                                              -------   -------
                                                                1,853     1,543
                                                              -------   -------
TOTAL........................................................   9,522     9,795
                                                              =======   =======

Consolidated Balance Sheets
Expressed in millions of United States dollars                      (Continued)

                                                              As of December 31
                                                              -----------------
                                                                 2001      2000
                                                              -------   -------
Liabilities and stockholders' equity
Current liabilities
  Suppliers..................................................     296       321
  Payroll and related charges................................      85        51
  Interest attributed to stockholders........................     340       657
  Current portion of long-term debt
    Related parties..........................................      22        30
    Unrelated parties........................................     274       250
  Short-term debt............................................     589       465
  Loans from related parties.................................     168       152
  Others.....................................................     147       210
                                                              -------   -------
                                                                1,921     2,136
                                                              -------   -------

Long-term liabilities
  Employees postretirement benefits..........................     187       591
  Long-term debt
    Related parties..........................................     156       128
    Unrelated parties........................................   2,014     1,892
  Loans from related parties.................................      21        21
  Provisions for contingencies (Note 15).....................     452       338
  Unrealized loss on derivative instruments..................      40         -
  Others.....................................................      86       111
                                                              -------   -------
                                                                2,956     3,081
                                                              -------   -------
Minority interests...........................................       5         9
                                                              -------   -------
Stockholders' equity
  Preferred class A stock - 600,000,000
    no-par-value shares authorized and 138,575,913 issued....     820       709
  Common stock - 300,000,000 no-par-value
    shares authorized and 249,983,143 issued.................   1,479     1,279
  Treasury stock - 91 (2000 - 3,659,311) preferred
    and 4,715,170 common shares..............................     (88)      (61)
  Additional paid-in capital.................................     498       498
  Other cumulative comprehensive income......................  (3,465)   (3,040)
  Appropriated retained earnings.............................   3,212     3,537
  Unappropriated retained earnings...........................   2,184     1,647
                                                              -------   -------
                                                                4,640     4,569
                                                              -------   -------
TOTAL........................................................   9,522     9,795
                                                              =======   =======


               See notes to consolidated financial information.

Consolidated Statements of Income
Expressed in millions of United States
dollars (except number of shares and per-share amounts)

                                                        Year ended December 31
                                                     -------------------------
                                                        2001     2000     1999
                                                     -------  -------  -------
Operating revenues, net of discounts, returns
and allowances
  Sales of ores and metals
    Iron ore and pellets..........................     2,600    2,177    1,694
    Gold..........................................       139      156      155
    Others........................................       426      412      175
                                                     -------  -------  -------
                                                       3,165    2,745    2,024
  Revenues from transportation services...........       608      760      642
  Aluminum products...............................       284      362      363
  Other products and services.....................        75      202      128
                                                     -------  -------  -------
                                                       4,132    4,069    3,157
  Value-added tax.................................      (142)    (134)     (81)
                                                     -------  -------  -------
  Net operating revenues..........................     3,990    3,935    3,076
                                                     -------  -------  -------
Operating costs and expenses
  Cost of ores and metals sold....................    (1,605)  (1,423)    (996)
  Cost of transportation services.................      (378)    (481)    (368)
  Cost of aluminum products.......................      (269)    (334)    (323)
  Others..........................................       (75)    (191)    (119)
                                                     -------  -------  -------
                                                      (2,327)  (2,429)  (1,806)
  Selling, general and administrative expenses....      (241)    (225)    (138)
  Research and development........................       (43)     (48)     (27)
  Employee profit sharing plan....................       (38)     (29)     (24)
  Others..........................................      (412)    (278)    (165)
                                                     -------  -------  -------
                                                      (3,061)  (3,009)  (2,160)
                                                     -------  -------  -------
Operating income..................................       929      926      916
                                                     -------  -------  -------
Non-operating income (expenses)
  Financial income................................       135      208      200
  Financial expenses..............................      (335)    (315)    (233)
  Foreign exchange and monetary losses, net.......      (393)    (142)    (213)
  Gain on sale of investments.....................       784       54        -
                                                     -------  -------  -------
                                                         191     (195)    (246)
                                                     -------  -------  -------
Income before income taxes, equity results and
  minority interests..............................     1,120      731      670
                                                     -------  -------  -------
Income taxes
  Current.........................................        46      (10)       -
  Deferred........................................       172       42      (33)
                                                     -------  -------  -------
                                                         218       32      (33)
                                                     -------  -------  -------
Equity in results of affiliates and joint
  ventures........................................       (49)     260       41
Change in provision for losses on equity
  investments.....................................        (4)      62     (268)
Minority interests................................         2        1        2
                                                     -------  -------  -------
Net income........................................     1,287    1,086      412
                                                     =======  =======  =======
Basic earnings per Common and Preferred
  Class A Share...................................      3.34     2.82     1.07
                                                     -------  -------  -------
Weighted average number of shares outstanding
(thousands of shares)
  Common shares...................................   249,864  249,983  249,983
  Preferred Class A shares........................   135,042  134,917  134,917


               See notes to consolidated financial information.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars
(Unaudited)

                                                        Year ended December 31
                                                     --------------------------
                                                        2001     2000     1999
                                                     -------  -------   -------
Cash flows from operating activities:
  Net income.......................................    1,287    1,086       412
  Adjustments to reconcile net income with cash
  provided by operating activities:
    Depreciation, depletion and amortization.......      212      195       163
    Equity in results of affiliates and joint
      ventures, net of dividends received..........      181     (127)       23
    Change in provision for losses on equity
      investments..................................        4      (62)      268
    Deferred income taxes..........................     (172)     (42)       33
    Provisions for contingencies...................       79      101        57
    Loss on disposals of property, plant and
      equipment....................................       79       47        23
    Gain on sale of investments....................     (784)     (54)        -
    Pension plan...................................       32      105        55
    Foreign exchange and monetary losses...........      460      208       399
    Net unrealized derivative losses...............       38        -         -
    Others.........................................      129       54        61
  Decrease (increase) in assets:
    Accounts receivable............................      (49)     (63)     (135)
    Inventories....................................      (40)     (50)       (6)
    Others.........................................       17     (103)      (25)
  Increase (decrease) in liabilities:
    Suppliers......................................       21       84        49
    Payroll and related charges....................       42       (1)        2
    Others.........................................      (18)      46       (43)
                                                     -------  -------   -------
  Net cash provided by operating activities........    1,518    1,424     1,336
                                                     -------  -------   -------
Cash flows from investing activities:
  Loans and advances receivable
    Related parties
      Additions....................................      (75)    (168)     (202)
      Repayments...................................       79       32        42
    Others.........................................        7        8         5
  Guarantees and deposits..........................      (85)     (98)       (4)
  Additions to investments.........................     (338)    (538)      (49)
  Additions to property, plant and equipment.......     (595)    (447)     (265)
  Proceeds from disposals of property, plant and
    equipment......................................        3        1         1
  Proceeds from disposal of investments............      989       44         -
  Net cash used to acquire subsidiaries............     (516)    (323)        -
  Others...........................................        -        -         3
                                                     -------  -------   -------
  Net cash used in investing activities............     (531)  (1,489)     (469)
                                                     -------  -------   -------
Cash flows from financing activities:
  Short-term debt, net issuances...................      (28)    (278)     (110)
  Loans
    Related parties
      Additions....................................      145        8       223
      Repayments...................................      (44)     (42)      (42)
  Perpetual notes..................................        -      120         -
  Long-term debt
    Related parties................................       66       62        60
    Others.........................................      317      750       175
  Repayments of long-term debt
    Related parties................................      (40)     (25)      (48)
    Others.........................................     (310)    (419)     (299)
  Interest attributed to stockholders..............   (1,066)    (246)     (452)
  Treasury stock...................................      (27)       -         -
                                                     -------  -------   -------
  Net cash used in financing activities............     (987)     (70)     (493)
                                                     -------  -------   -------
  Increase (decrease) in cash and cash equivalents.        -     (135)      374
  Effect of exchange rate changes on cash and cash
    equivalents....................................      (94)    (107)     (110)
  Cash and cash equivalents, beginning of
    period.........................................    1,211    1,453     1,189
                                                     -------  -------   -------
  Cash and cash equivalents, end of period.........    1,117    1,211     1,453
                                                     =======  =======   =======
  Cash paid during the period for:
    Interest on short-term debt....................      (45)     (48)      (55)
    Interest on long-term debt, net of
      interest capitalized of $11 in 2001,
      $12 in 2000 and $12 in 1999..................     (153)    (128)     (107)
    Income tax.....................................      (46)      (6)        -
  Non-cash transactions
    Special pension plan contribution in shares of
      CSN..........................................      249        -         -
    Exchange of loans receivable for
      investments..................................       35        7       241
    Transfer of credits from related parties
      ar fair value................................        -        -       126


               See notes to consolidated financial information.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in millions of United States dollars (except number of shares and per-share amounts)

                                                                     Year ended December 31
                                                     --------------------------------------
                                                          Shares     2001     2000     1999
                                                     -----------  -------  -------  -------
Preferred class A stock (including one special share)
  Balance January 1, 2001, 2000 and 1999............ 138,575,913      709      709      642
  Transfer from appropriated retained earnings......           -      111        -       67
                                                     -----------  -------  -------  -------
  Balance December 31, 2001, 2000 and 1999.......... 138,575,913      820      709      709
                                                     -----------  -------  -------  -------
Common stock
  Balance January 1, 2001, 2000 and 1999............ 249,983,143    1,279    1,279    1,159
  Transfer from appropriated retained earnings......           -      200        -      120
                                                     -----------  -------  -------  -------
  Balance December 31, 2001, 2000 and 1999.......... 249,983,143    1,479    1,279    1,279
                                                     -----------  -------  -------  -------
Treasury stock
  Balance January 1.................................  (3,666,611)     (61)     (61)     (61)
  Acquisitions in 2001..............................  (1,048,650)     (27)       -        -
                                                     -----------  -------  -------  -------
  Balance December 31...............................  (4,715,261)     (88)     (61)     (61)
                                                     -----------  -------  -------  -------
Additional paid-in capital
  Balance January 1 and December 31.................                  498      498      498
                                                                  -------  -------  -------
Other cumulative comprehensive income
  Amounts not recognized as net periodic pension
  cost
  Balance January 1.................................                 (100)       -     (153)
  Excess of additional minimum liability............                  151     (151)     229
  Tax effect on above...............................                  (51)      51      (76)
                                                                  -------  -------  -------
  Balance December 31...............................                    -     (100)       -
                                                                  -------  -------  -------
  Cumulative translation adjustments
  Balance January 1.................................               (2,972)  (2,535)    (735)
  Change in the year................................                 (503)    (437)  (1,800)
                                                                  -------  -------  -------
  Balance December 31...............................               (3,475)  (2,972)  (2,535)
                                                                  -------  -------  -------
  Unrealized gain on available-for-sale security
  Balance January 1.................................                   24       54       30
  Change in the year ...............................                  (24)     (30)      24
                                                                  -------  -------  -------
  Balance December 31...............................                    -       24       54
                                                                  -------  -------  -------
  Adjustments relating to investments in affiliates
  Balance January 1.................................                    8       (6)      (7)
  Change in the year................................                    2       14        1
                                                                  -------  -------  -------
  Balance December 31...............................                   10        8       (6)
                                                                  -------  -------  -------
Total other cumulative comprehensive income.........               (3,465)  (3,040)  (2,487)
                                                                  -------  -------  -------
Appropriated retained earnings
  Balance January 1.................................                3,537    3,567    5,212
  Transfer to retained earnings.....................                  (14)     (30)  (1,458)
  Transfer to capital stock.........................                 (311)       -     (187)
                                                                  -------  -------  -------
  Balance December 31...............................                3,212    3,537    3,567
                                                                  -------  -------  -------
Retained earnings
  Balance January 1.................................                1,647    1,186     (193)
    Net income......................................                1,287    1,086      412
    Interest attributed to stockholders
      Preferred class A stock ($1.99, $1.70
      and $1.28 per share in 2001, 2000 and
      1999).........................................                 (276)    (230)    (172)
      Common stock ($1.99, $1.70 and $1.28
        per share in 2001, 2000 and 1999)...........                 (488)    (425)    (319)
    Appropriation from reserves.....................                   14       30    1,458
                                                                  -------  -------  -------
  Balance December 31...............................                2,184    1,647    1,186
                                                     -----------  -------  -------  -------
Total stockholders' equity.......................... 383,843,795    4,640    4,569    4,691
                                                     ===========  =======  =======  =======
Comprehensive income is comprised as follows:
  Net income........................................                1,287    1,086      412
  Amounts not recognized as net periodic pension
    cost............................................                  100     (100)     153
  Cumulative translation adjustments................                 (503)    (437)  (1,800)
  Unrealized gain on available-for-sale security....                  (24)     (30)      24
  Adjustments relating to investments in
    affiliates......................................                    2       14        1
                                                                  -------  -------  -------
Total comprehensive income (loss)...................                  862      533   (1,210)
                                                                  =======  =======  =======


                See notes to consolidated financial information.

     Notes to the Consolidated Financial Statements
     Expressed in millions of United States dollars, unless otherwise stated
     -----------------------------------------------------------------------


1    The Company and its operations

     Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as pulp and paper, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 16.

     The main operating subsidiaries we consolidate are as follows:

                                                                             Head office           Principal
                       Subsidiary                           % ownership       location             activity
     ---------------------------------------------------- --------------- ----------------- -----------------------
     Ferteco Mineracao S.A. - FERTECO                           100            Brazil        Iron ore and pellets
     Para Pigmentos S.A.                                         80            Brazil               Kaolin
     SIBRA - Eletrosiderurgica Brasileira S.A.                   98            Brazil           Ferrous alloys
     Navegacao Vale do Rio Doce S.A. - DOCENAVE                 100            Brazil              Shipping
     Vale do Rio Doce Aluminio S.A. - ALUVALE                   100            Brazil              Aluminum
     Itabira Rio Doce Company Ltd. - ITACO                      100         Cayman Island           Trading
     Rio Doce International Finance Ltd. - RDIF                 100            Bahamas       International finance
     CELMAR S.A. - Industria de Celulose e Papel                 85            Brazil                Pulp
     Florestas Rio Doce S.A.                                    100            Brazil                Pulp
     Rio Doce Manganese Europe - RDME                           100            France           Ferrous alloys
     Urucum Mineracao S.A.                                      100            Brazil              Iron ore

2    Summary of significant accounting policies

     In preparing the consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial information therefore includes various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations; actual results may vary from our estimates.

(a)  Basis of presentation

     We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the Brazilian accounting principles that we use in preparing our statutory financial information.

     The U.S. dollar amounts for the period presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 - "Foreign Currency Translation" ( SFAS 52).

     Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy, defined as an economy in which the cumulative inflation rate over the latest thirty-six month period has exceeded 100%. Accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

     As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian reais). Accordingly, at July 1, 1997, we translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities. The resulting deferred taxes associated with the differences between the new functional currency bases and the tax bases, including those relating to affiliates and joint ventures, net of related valuation allowances, were reflected in the cumulative translation adjustments component of stockholders' equity.

     We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.3204 and R$1.9554 to US$1.00 at December 31, 2001 and 2000, respectively), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders' equity.

     The net exchange transaction loss included in our statement of income was $410, $115 and $265 in 2001, 2000 and 1999, respectively, with the line "Foreign exchange and monetary losses, net".

(b)  Basis of consolidation

     All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost less amortized goodwill plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders' agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders' equity where applicable (see Note 10).

     We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

     We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

(c)  Business combinations

     We adopt the procedures determined by Accounting Principles Board Opinion 16 - "Business Combinations" (APB 16) to recognize acquisitions of interests in other companies. The method of accounting normally used in our business combination transactions is the "purchase method", which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

     Goodwill recorded in our business combination transactions realized prior to July 1, 2001 is amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001.

     For acquisitions after July 1, 2001 goodwill resulting from the acquisitions is not amortized.

(d)  Inventories

     Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow-moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

     Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(e)  Property, plant and equipment

     Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at rates which take into consideration the useful lives of the items, principally an average of 80 years for the railroads, 20 years for ships, 25 years for buildings and improvements and between 10 to 20 years for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

     We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until viability of mining activities is established; subsequently such costs are capitalized together with further exploration costs. We capitalize mine development costs as from the time we actually begin such development.

(f)  Available-for-sale equity securities

     Equity securities classified as "available-for-sale" are recorded in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them as a separate component of stockholders' equity until realized.

(g)  Revenues and expenses

     Revenues are recognized when title has transferred to the customer or services are rendered. Expenses and costs are recognized on the accrual basis. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated.

(h)  Environmental and site reclamation and restoration costs

     Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities. With respect to our two major iron ore mines at Itabira and Carajas, which have extensive remaining reserves, liabilities for final site reclamation and restoration costs will be recorded when the respective reclamation and restoration strategies can be reasonably determined and the related costs can be reasonably estimated.

(i)  Compensated absences

     We fully accrue the liability for future compensation to employees for vacations vested during the year.

(j)  Income taxes

     In accordance with SFAS 109 "Accounting for Income Taxes", the deferred tax effects of temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(k)  Statement of cash flows

     Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

     At December 31, 2001 and 2000 dividends of $132 and $133, respectively, received from equity method affiliates and joint ventures have been netted against the equity in results of these entities in the statement of cash flows. For comparative purposes dividends received in 1999 of $64 have been reclassified from investing activities to reflect the same presentation.

(l)  Earnings per share

     Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(m)  Interest attributed to stockholders

     As from January 1, 1996 Brazilian corporations are permitted to attribute interest on stockholders' equity. The calculation is based on the stockholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate
     (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves.

     The amount of interest attributed to stockholders is deductible for income tax purposes. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge equivalent to the statutory tax rate applied to such amount. Income tax is withheld from the stockholders relative to interest at the rate of 15%, except for interest due to the Brazilian Government which is exempt from tax withholdings.

     We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2001 and 2000, with a direct charge to stockholders' equity.

     Under Brazilian law interest attributable to stockholders is considered as part of the annual minimum dividend (See Note 13). Accordingly such distributions are treated as dividends for accounting purposes.

n)   Derivatives and hedging activities

     As of January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the later case depending on whether a transaction is designated as an effective hedge.

     The transition adjustment relating to the fair value of derivatives existing as of December 31, 2000 is recorded as a charge of $8 in our statement of income for the year ended December 31, 2001. In view of the immateriality of this effect of a change in accounting principle the corresponding amount was included with other non-operating expenses. Certain of our affiliated companies and joint ventures also recorded similar charges, of which our portion of $4 is included in the caption "Equity in results of affiliates and joint ventures" in the statement of income.

     Further information about our derivatives and hedging activities is included in Note 19.

(o)  Comprehensive income

     We have disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 - "Reporting Comprehensive Income".

(p)  Recently-issued accounting pronouncements

     In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". We do not expect that the provisions of SFAS 141 will affect our current accounting practices relative to business combinations. However, the adoption of SFAS 142 on January 1, 2002 (or immediately for goodwill relating to acquisitions after June 30, 2001) is expected to have the following effects:

     (i) goodwill relative to consolidated subsidiaries will no longer be amortized, but will be aggregated to reporting units and subject at least annually to testing for impairment, considering the reporting unit as a whole.

     (ii) goodwill relative to affiliates and joint ventures will no longer be amortized but will remain allocated to the respective investment and included in the measurement of the gain or loss on sale, or the loss arising from an other than temporary decline in the value of the investment.

     Goodwill charged against earnings for the year December 31, 2001 totaled $45 relating to subsidiaries and $47 relating to equity investees which were classified as other operating expenses and equity in results of affiliates and joint ventures, respectively.

     In June 2001 and August 2001, respectively, the FASB also issued SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" . SFAS 143 is effective for us as from January 1, 2003 and we are still studying the potential effects that adoption may have on our financial statements. SFAS 144 will be effective for us as from January 1, 2002 and the provisions thereof generally are to be applied prospectively.

3    Our privatization

     In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. ("Valepar"). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:

     . Preferred Special Share. The Brazilian Government holds a preferred special share of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) headquarters location, (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

     . Preferred Class A Share of Valepar. The Brazilian Government holds a preferred class A share of Valepar which confers upon it approval rights for a period of five years in respect of (i) concentration of ownership of Valepar by particular types of investors in excess of prescribed limitations and (ii) changes in the Valepar holding company structure relating to ownership of our common shares.

     . Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits.

     In addition to the preferred special share mentioned above, the National Treasury and the Banco Nacional de Desenvolvimento Economico e Social - BNDES, the Government - owned development bank, together hold 32% of our common shares and 4% of our preferred shares, which in aggregate represents 22% of our total capital at December 31, 2001. These common shares were sold through a public offering in Brazil and abroad which was completed on March 27, 2002.


4    Major acquisitions and disposals during the years presented

     We made the following acquisitions during the periods presented. Pro forma information with respect to results of operations is not presented since the effects are not considered material to an understanding of our consolidated financial statements.

(a) On May 11, 2000, we acquired the entire capital of Mineracao SOCOIMEX S.A., a non-public company whose main activity is production and commercialization of iron ore, for the total price of $55, being an initial cash payment of $47 and two further cash payments of $3 and $5, in 2001 and 2002, respectively, plus interest based on 89% of the Brazilian Interbank Rate through the payment date. The increment of the fair value over the book value of SOCOIMEX at the date of purchase was entirely attributable to its mineral reserves, which are included in the property, plant and equipment. In August 2000 SOCOIMEX was merged into CVRD.

(b)  On May 30, 2000, we acquired 4,026,694,190 common shares and 4,231,324,374 preferred shares of S.A. Mineracao Trindade - SAMITRI, representing 79.27% of the voting capital and 63.06% of the total capital for $520 in cash, becoming the controlling stockholder. At the date of the purchase, SAMITRI was a publicly listed Brazilian iron ore mining company, which also owned a 51% interest in the voting capital of SAMARCO Mineracao S.A., a large iron ore pellets producer (see Note 10). On June 29, 2000, we sold 1% of the share capital of SAMARCO to BHP Brasil Ltda. (BHP), a subsidiary of The Broken Hill Proprietary Company Limited of Australia, for $8, to equalize our shareholdings in the joint venture.

(c) The assets and liabilities acquired as a result of the above transactions and corresponding goodwill were as follows:

                                                                                                     Consolidated Subsidiaries
                                                                                         -------------------------------------
                                                                    Unconsolidated
                                                                     joint venture
                                                                           SAMARCO               SAMITRI              SOCOIMEX
                                                                   ---------------       ---------------       ---------------
     Fair value of assets ....................................               1,006                   293                    77
     Fair value of liabilities ...............................                (450)                 (144)                  (22)
                                                                   ---------------       ---------------       ---------------

     Net assets at fair value ................................                 556                   149                    55
                                                                   ---------------       ---------------       ---------------

     Interest acquired .......................................               50.00%                63.06%               100.00%

     Fair value of net assets acquired .......................                 278                    94                    55
     Attributable to minority stockholders
       of SAMITRI (36.94%) ...................................                (103)                    -                     -
     Tax benefits ............................................                  31                     -                     -
                                                                   ---------------       ---------------       ---------------

     Effective interest acquired .............................                 206                    94                    55

     Purchase price ..........................................                 252                   268                    55
                                                                   ---------------       ---------------       ---------------

     Goodwill ................................................                  46                   174                     -
                                                                   ===============       ===============       ===============

     The main assets for which fair values differ from book values are inventories and property, plant and equipment. We determined the fair values of inventories based on the current replacement costs for raw materials and the estimated selling prices for finished goods, net of disposal costs and a selling margin. The fair values of property, plant and equipment were determined based on current replacement costs for similar capacity and the estimated market value of purchased reserves. Deferred taxes were recorded for the differences between fair values and tax bases.

     For SAMARCO, SAMITRI and SOCOIMEX inventories were valued at $36, $38 and $9, respectively, property, plant and equipment were valued at $830, $161 and $58, respectively, and the deferred tax liability was $60, $49 and $15, respectively.

     We had adopted a policy to amortize the goodwill on the SAMITRI and SAMARCO purchases on the straight-line basis over a period of 6 years, starting on the date of acquisition. However, as explained in note 2(p), upon adoption of SFAS 142 on January 1, 2002 such straight-line amortization will cease.

(d) On September 22, 2000 we acquired via public tender a further 1,014,529,197 common shares and 3,716,344,366 preferred shares of SAMITRI bringing our ownership to 99.25% of the voting capital and 99.19% of the total capital. The cash cost of this purchase was $180 and resulted in additional goodwill of $27, all attributed to SAMARCO.

(e)  In October 2000, we acquired 50% of Gulf Industrial Investment Company
     (GIIC), a pelletizing company located in Bahrain, for $91, including goodwill of $20 totally amortized.

(f) On April 27, 2001 we acquired 100% of Ferteco Mineracao S.A. - FERTECO, a non-public company whose main activity is production and commercialization of iron ore and pellets, for $523 in cash.

     The assets and liabilities acquired and corresponding goodwill were as follows:

                                                            December 31, 2001
                                                            -----------------
     Fair value of assets ................................                401
     Fair value of liabilities ...........................               (251)
                                                            -----------------
     Net assets at fair value ............................                150
     Purchase price ......................................                523
                                                            -----------------
     Goodwill ............................................                373
                                                            =================

     For FERTECO inventories were valued at $57, property, plant and equipment were valued at $178, and the deferred tax liability was $24.

(a) On January 14, 2000 we sold 20.81% of the capital of Alumina do Norte do Brasil S.A.- ALUNORTE and a beneficial interest in 8% of the capital of Mineracao Rio do Norte S.A. - MRN owned by us for an aggregate of $164, resulting in a gain of $54. The total consideration of $164 was received in cash; however, $120 was received through the issue and sale of Perpetual Notes with a fair value of $55 and this fair value continues to be reported as a liability and periodically adjusted based on an early termination formula reflecting the underlying profitability of MRN.

(b) On March 9, 2001 we transferred our 10.33% interest in Companhia Siderurgica Nacional - CSN to VALIA, as a special pension plan contribution, for $249 (fair market value determined based on the weighted average price of the last thirty trading sessions at the Sao Paulo stock exchange in the period ended on March 9, 2001). This transfer resulted in a gain of $107.

(c) On April 27, 2001 we concluded the sale of our 32.00% interest in Bahia Sul Celulose S.A. - BSC for $318, received in cash on May 7, 2001. This operation resulted in a gain of $170.

(d) On June 6, 2001 we concluded the sale of our 51.48% interest in Celulose Nipo-Brasileira S.A. - CENIBRA for $671, received in cash on September 14, 2001. This operation resulted in a gain of $507.

(e) In December 2001, we acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. - ITACO, acquired 659,375,000 common shares of Caemi Mineracao e Metalurgia S.A. (Caemi), corresponding to 50% of its voting capital from Cayman Iron Ore Investment Co., Ltd., a wholly-owned subsidiary of Japan's Mitsui & Co., Ltd. (MITSUI) for US$ 279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and is accounted for as an equity investee.

     This acquisition was approved by the European Commission subject to the commitment for Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets.

     CVRD and Mitsui each of which holds 50% of Caemi's common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

     The estimated assets and corresponding goodwill were as follows:

                                                              December 31, 2001
                                                              -----------------
     Estimated fair value of assets ..........................            1,127
     Estimated fair value of liabilities......................             (734)
                                                              -----------------
     Net assets at book value................................               393

     Interest in total capital acquired......................             16.82%
     Estimated fair value of net assets acquired.............                66
     Purchase price..........................................               279
                                                              -----------------
     Goodwill................................................               213
                                                              =================


5    Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory enacted tax rates applicable in the periods presented are as follows:

                                                     Year ended December 31 - %
                                   --------------------------------------------
                                           2001            2000            1999
                                   ------------   -------------  --------------
     Federal income tax...........           25              25              25
     Social contribution (*)......            9         9 to 12         8 to 12
                                   ------------  --------------  --------------
     Composite tax rate...........           34        34 to 37        33 to 37
                                   ============  ==============  ==============

     (*) As from May 1, 1999 through January 31, 2000, the social contribution rate was increased from 8% to 12%. February 1, 2000 to December 31, 2002 the rate was reduced to 9%.

     The amount reported as income tax benefit in this consolidated financial information is reconciled to the statutory rates as follows:

                                                        Year ended December 31
                                                     -------------------------
                                                      2001      2000      1999
                                                     -----      ----      ----
     Income before income taxes, equity
       results and minority interests ........       1,120       731       670
     Federal income tax and social
       contribution expense at statutory
       enacted rates .........................        (381)     (249)     (248)
     Adjustments to derive effective tax rate:
     Tax benefit on interest attributed to
       stockholders ..........................         260       222       181
     Exempt foreign income ...................         226        69        (4)
     Tax-dedutible in goodwill business
       combination ...........................          58         -         -
     Tax effect related to provision for
       losses and write-downs ................          59         -         -
     Tax incentives ..........................          26        31         -
     Valuation allowance reversal (provision).         (44)      (51)       37
     Other non-taxable gains .................          14        10         1
                                                     -----      ----      ----
     Federal income tax and social
       contribution expense in consolidated
       statements of income ..................         218        32       (33)
                                                     =====      ====      ====

     We have certain tax incentives relative to our iron ore and manganese operations in Carajas and other from gold and potash operations. The incentives comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders' equity (Note 13) and may not be distributed in the form of cash dividends.

     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                              As of December 31
                                                             ------------------
                                                              2001         2000
                                                             -----        -----
     Net current deferred tax assets
      Accrued expenses deductible only when
       disbursed........................................       265           89
                                                             -----        -----
                                                               265           89
                                                             =====        =====
     Long-term deferred tax assets and liabilities
     Assets
     Deferred tax relative to temporary differences:
       Established on the July 1, 1997 change in
         functional currency, less reversals............         9           16
     Relative to investments acquired ..................         9           15
     Tax-deductible goodwill in business
       combinations ....................................       134          103
     Related to provision for losses and
       write-downs of investments ......................       120           61
     Additional retirement benefits provision
       (in 2000 net of unrecognized pension
       obligation)......................................        58          158
     Tax loss carryforwards.............................       220          190
     Other temporary differences .......................        21            6
                                                             -----        -----
                                                               571          549
                                                             -----        -----
     Liabilities
     Inflationary income ...............................       (25)         (32)
     Prepaid retirement benefit ........................       (34)           -
     Fair value adjustments in business
       combinations ....................................       (72)         (61)
                                                             -----        -----
                                                              (131)         (93)
                                                             -----        -----
     Valuation allowance
     Beginning balance .................................      (201)         178)
     Translation adjustments ...........................        32           15
     Additions .........................................       (44)         (51)
     Reversals .........................................         -           13
                                                             -----        -----
     Ending balance.....................................      (213)        (201)
                                                             -----        -----
     Net long-term deferred tax
     assets.............................................       227          255
                                                             =====        =====

6    Cash and cash equivalents

                                                             As of December 31
                                                     -------------------------
                                                            2001          2000
                                                     -----------   -----------
     Cash ........................................            22            28
     Deposits in local currency ..................            76           694
     Deposits in United States dollars ...........         1,019           489
                                                     -----------   -----------
                                                           1,117         1,211
                                                     ===========   ===========


7    Accounts receivable

                                                              As of December 31
                                                     --------------------------
                                                            2001           2000
                                                     -----------    -----------
     Customers
          Domestic ...............................           170            198
          Export, all denominated in
               United States dollars .............           408            312
                                                     -----------    -----------
                                                             578            510

     Allowance for doubtful accounts .............           (21)           (14)
     Allowance for ore weight credits ............            (8)            (6)
                                                     -----------    -----------
     Total .......................................           549            490
                                                     ===========    ===========

     Accounts receivable from customers in the steel industry amount to 28.3% and 16.3% of domestic receivables (export receivables - 91.5% and 78.8%) at December 31, 2001 and 2000, respectively. No single customer accounted for more than 10% of total revenues in any of the years presented.


8    Inventories

                                                               As of December 31
                                                       -------------------------
                                                              2001          2000
                                                       -----------   -----------
     Finished products
        Iron ore ...................................           110           100
        Gold .......................................             5             4
        Manganese ..................................            27             7
        Ferrous alloys .............................            28            32
        Others .....................................            16            34
     Spare parts and maintenance supplies ..........           137           129
                                                       -----------   -----------
                                                               323           306
                                                       ===========   ===========

9    Property, plant and equipment

a)   Per business area:

                                                                 As of December 31, 2001                As of December 31, 2000
                                                    ------------------------------------   ------------------------------------
                                                                Accumulated                            Accumulated
                                                         Cost  depreciation         Net         Cost  depreciation         Net
                                                    ----------   ----------   ----------   ----------   ----------   ----------
     Ferrous
       Ferrous - Southern System
        Mining ..................................        1,000          460          540        1,096          533          563
        Railroads ...............................          935          463          472        1,022          513          509
        Marine terminals ........................          194           92          102          157          102           55
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                         2,129        1,015        1,114        2,275        1,148        1,127
       Ferrous - Northern System
        Mining ..................................          733          308          425          691          310          381
        Railroads ...............................        1,075          408          667        1,206          439          767
        Marine terminals ........................          202           97          105          222          108          114
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                         2,010          813        1,197        2,119          857        1,262
        Pelletizing .............................          198          108           90          194          123           71
        Ferrous-alloys ..........................          206          106          100          278          140          138
        Energy ..................................           82            6           76           77            4           73
        Construction in progress ................          569            -          569          406            -          406
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                         5,194        2,048        3,146        5,349        2,272        3,077
                                                    ----------   ----------   ----------   ----------   ----------   ----------
     Non-Ferrous
        Potash ..................................           50           17           33           47           16           31
        Gold ....................................          256          167           89          295          132          163
        Kaolin ..................................           96           21           75           91           12           79
        Research and projects ...................           17            9            8           19           10            9
        Construction in progress ................           35            -           35           43            -           43
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                           454          214          240          495          170          325
                                                    ----------   ----------   ----------   ----------   ----------   ----------
     Logistics
        General cargo ...........................          353          179          174          349          173          176
        Maritime transportation .................          238          130          108          351          167          184
        Construction in progress ................           23            -           23           14            -           14
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                           614          309          305          714          340          374
                                                    ----------   ----------   ----------   ----------   ----------   ----------
     Holdings
        Pulp and paper ..........................           58           13           45          175           26          149
        Others ..................................           14            7            7            -            -            -
        Construction in progress ................           45            -           45            -            -            -
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                           117           20           97          175           26          149
                                                    ----------   ----------   ----------   ----------   ----------   ----------
     Corporate Center
        Corporate ...............................           40           17           23           41           15           26
        Construction in progress ................            2            -            2            4            -            4
                                                    ----------   ----------   ----------   ----------   ----------   ----------
                                                            42           17           25           45           15           30
                                                    ----------   ----------   ----------   ----------   ----------   ----------
     Total ......................................        6,421        2,608        3,813        6,778        2,823        3,955
                                                    ==========   ==========   ==========   ==========   ==========   ==========

b)   Per type of assets:

                                                        As of December 31, 2001           As of December 31, 2000
                                              ---------------------------------   -------------------------------
                                                         Accumulated                        Accumulated
                                                 Cost   depreciation        Net     Cost   depreciation       Net
                                              -------   ------------   --------   ------   ------------   -------
     Land and buildings.....................      678           255         423      824            289       535
     Installations..........................    1,470           775         695    1,634            885       749
     Equipment..............................      673           306         367      597            290       307
     Ships..................................      235           127         108      348            165       183
     Railroads..............................    1,675           729         946    1,741            770       971
     Mine development costs.................      302            77         225      326             83       243
     Others.................................      714           339         375      841            341       500
                                              -------   -----------    --------   ------   ------------   -------
                                                5,747         2,608       3,139    6,311          2,823     3,488
     Construction in progress...............      674             -         674      467              -       467
                                              -------   -----------    --------   ------   ------------   -------
     Total..................................    6,421         2,608       3,813    6,778          2,823     3,955
                                              =======   ===========    ========   ======   ============   =======

     Losses on disposals of property, plant and equipment totaled $48, $47 and $23 in 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, disposals mainly relate to sales of ships, trucks, locomotives and other equipment which were replaced in the normal course of business.

10   Investments

                                                                                               As of December 31
                                                                     --------------------------------------------
                                                                                                           2001
                                                                     --------------------------------------------
                                                                                                          (1)Net
                                                                                                          income
                                                                       Participation                      (loss)
                                                                        in capital            (1)Net      for the
                                                                            (%)               equity       year
                                                                     -----------------       --------    --------

     Investments in affiliated companies and joint ventures          voting      total
                                                                     ------      -----
     Steel
       Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (3) .      22.99       11.46         279          (3)
       Companhia Siderurgica Nacional - CSN (2) ................          -           -           -           -
       Companhia Siderurgica de Tubarao - CST (3) ..............      20.51       22.85          79          (4)
       California Steel Industries Inc. - CSI ..................      50.00       50.00         195          (6)

     Paper and pulp
       Celulose Nipo-Brasileira S.A.  - CENIBRA (2) ............                                  -          17
       Bahia-Sul Celulose  S.A. - BSC (2) ......................                                  -           6

     Aluminum and bauxite
       Mineracao Rio do Norte S.A.  - MRN ......................      40.00       40.00         386          81
       Valesul Aluminio S.A. - VALESUL .........................      54.51       54.51          93          21
       Alumina do Norte do Brasil S.A. - ALUNORTE ..............      50.31       45.58         142         (13)

     Pellets
       Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO......      51.11       51.00          32          (3)
       Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS      51.00       50.89          36           9
       Companhia Coreano Brasileira de Pelotizacao - KOBRASCO ..      50.00       50.00           4         (17)
       Companhia Italo-Brasileira de Pelotizacao - ITABRASCO ...      51.00       50.90          26           8
       Gulf Industrial Investment Company - GIIC(5) ............      50.00       50.00          75          13
       SAMARCO Mineracao S.A.(5) ...............................      50.00       50.00         433          36

     Others
       Fertilizantes Fosfatados S.A. - FOSFERTIL (3) ...........      10.96       10.96         264          47
       Caemi Mineracao e Metalurgia S.A. .......................      50.00       16.82         393           -
       Salobo Metais S.A. (4) ..................................      50.00       50.00          44           -
       Ferrovia Centro-Atlantica S.A. - FCA(5) .................      20.00       45.65           -         (47)
       Others ..................................................                                  -           -

     Investments at cost
       SIDERAR (market value $11 in 2001 - $42 in 2000) ........       4.85        4.85
       Unrealized holding gains on equity security .............
       MRS Logistica S.A. ......................................      17.19        9.76
       Others ..................................................

     Change in provision for losses on equity investments:
       Para Pigmentos S.A. .....................................
       Vale Usiminas Participacoes S.A. - VUPSA ................
       Alumina do Norte do Brasil S.A. - ALUNORTE ..............
       Aluminio Brasileiro S.A. - ALBRAS .......................
       Companhia Ferroviaria do Nordeste .......................

                                                                                                              As of December 31
                                                                        --------------------------------------------------------
                                                                                Investments                  Equity Adjustments
                                                                        --------------------    --------------------------------




                                                                          2001        2000        2001        2000        1999
                                                                        --------    --------    --------    --------    --------

     Investments in affiliated companies and joint ventures

     Steel
       Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (3) .            32          40          -           7         (13)
       Companhia Siderurgica Nacional - CSN (2) ................             -         167          9          13           3
       Companhia Siderurgica de Tubarao - CST (3) ..............            18          35         (1)         22          (5)
       California Steel Industries Inc. - CSI ..................            98         119         (3)         17          22

     Paper and pulp
       Celulose Nipo-Brasileira S.A.  - CENIBRA (2) ............             -         210          9          66          (4)
       Bahia-Sul Celulose  S.A. - BSC (2) ......................             -         162          2          42          13

     Aluminum and bauxite
       Mineracao Rio do Norte S.A.  - MRN ......................           154         153         32          36          10
       Valesul Aluminio S.A. - VALESUL .........................            51          44         11          12           -
       Alumina do Norte do Brasil S.A. - ALUNORTE ..............            89          80         (6)         11           -

     Pellets
       Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO .....            16          28         (2)         11          10
       Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS            18          21          5           9           7
       Companhia Coreano Brasileira de Pelotizacao - KOBRASCO ..             2          12         (8)          2         (11)
       Companhia Italo-Brasileira de Pelotizacao - ITABRASCO ...            13          16          4           7           7
       Gulf Industrial Investment Company - GIIC(5) ............            38          93        (17)          1           -
       SAMARCO Mineracao S.A.(5)................................           258         318         11           8           -

     Others
       Fertilizantes Fosfatados S.A. - FOSFERTIL (3) ...........            29          31          5           5           7
       Caemi Mineracao e Metalurgia S.A. .......................           289           -          -           -           -
       Salobo Metais S.A. (4) ..................................            22          25          -           -           -
       Ferrovia Centro-Atlantica S.A. - FCA(5) .................             -          82        (95)        (30)          -
       Others ..................................................            62         131         (5)         21          (5)
                                                                      --------    --------   --------    --------    --------
                                                                         1,189       1,767        (49)        260          41
     Investments at cost
       SIDERAR (market value $11 in 2001 - $42 in 2000) ........            15          15          -           -           -
       Unrealized holding gains on equity security .............            (4)         27          -           -           -
       MRS Logistica S.A. ......................................            22           -          -           -           -
       Others ..................................................             5           7          -           -           -
                                                                      --------    --------   --------    --------    --------
                                                                         1,227       1,816        (49)        260          41
                                                                      ========    ========   ========    ========    ========
     Change in provision for losses on equity investments:
       Para Pigmentos S.A. .....................................                                    -           -         (15)
       Vale Usiminas Participacoes S.A. - VUPSA ................                                    -           -         (56)
       Alumina do Norte do Brasil S.A. - ALUNORTE ..............                                    -           -         (89)
       Aluminio Brasileiro S.A. - ALBRAS .......................                                    4          66        (104)
       Companhia Ferroviaria do Nordeste .......................                                   (8)         (4)         (4)
                                                                                             --------    --------    --------
                                                                                                   (4)         62        (268)
                                                                                             ========    ========    ========

     (1)  Based on US GAAP financial statements.

     (2)  Investments sold in 2001.

     (3) Value based on quoted market price at December 31, 2001 is $41 and $172 for Usiminas and CST, respectively. Investments in Usiminas and CST are presented net of write-down provisions of $185 and $215, respectively, for all periods presented.

     (4)  Development stage enterprise.

     (5) Equity adjustments incudes amortization of goodwill in the amonts of Samarco $7, GIIC $23 and FCA $74.

     Goodwill included in the above investments is as follows:

                                                             As of December 31
                                                           -------------------
     Investee                                                  2001       2000
     -----------------------------------------             --------   --------

     Alumina do Norte do Brasil S.A. - ALUNORTE ........         24         30
     SAMARCO Mineracao S.A .............................         41         59
     Ferrovia Centro-Atlantica S.A. - FCA ..............          -         22
     Gulf Industrial Investment Company - GIIC .........          -         20
     Caemi Mineracao e Metalurgia S.A. .................        223          -
                                                           --------   --------
                                                                288        131
                                                           ========   ========

     Based on our revised expectation for profitability and other economic facts, we fully amortized the remaining goodwill relative to FCA and GIIC in 2001.

     The combined financial position and results of operations of our affiliates in the steel sector is as follows:

                                             Steel sector affiliates (Combined)
                                             ----------------------------------
                                                              As of December 31
                                             ----------------------------------
                                                        2001               2000
                                             ---------------    ---------------
     Balance sheet
       Current assets ....................             1,139              3,094
       Noncurrent assets .................             6,070             10,231
       Current liabilities ...............            (1,071)            (2,695)
       Noncurrent liabilities ............            (2,584)            (5,094)
       Purchase accounting adjustments ...            (3,001)            (3,175)
                                             ---------------    ---------------
       Stockholders' equity ..............               553              2,361
                                             ===============    ===============
       Investments .......................               148                361
                                             ===============    ===============


                                             Steel sector affiliates (Combined)
                                           ------------------------------------
                                                         Year ended December 31
                                           ------------------------------------
                                                 2001         2000         1999
                                           ----------   ----------   ----------
     Statement of operations
       Net sales ........................       3,293        4,581        4,174
       Costs and expenses ...............      (3,276)      (4,082)      (4,790)
       Purchase accounting adjustments ..           3           24           83
                                           ----------   ----------   ----------
       Income before income taxes .......          20          523         (533)
       Income taxes .....................          59         (199)         556
                                           ----------   ----------   ----------
       Net income .......................          79          324           23
                                           ==========   ==========   ==========
       Equity adjustments ...............           5           59            7
                                           ==========   ==========   ==========

     Information with respect to other major affiliates' financial position and results of operations is as follows:

                                                                                                                  As of December 31
                                                                 ------------------------------------------------------------------
                                                                  CAEMI            ALUNORTE              ALBRAS                 MRN
                                                                 ------    ----------------    ----------------    ----------------
                                                                   2001      2001      2000      2001      2000      2001      2000
                                                                 ------    ------    ------    ------    ------    ------    ------
     Balance Sheet
        Current assets ........................................     398       159       130       158       128        55        90
        Noncurrent assets .....................................     729       509       505       510       627       425       349
        Current liabilities ...................................    (307)      (95)      (79)     (219)     (247)      (35)      (19)
        Noncurrent  liabilities ...............................    (427)     (431)     (454)     (463)     (538)      (59)      (37)
                                                                 ------    ------    ------    ------    ------    ------    ------
        Stockholders' equity ..................................     393       142       102       (14)      (30)      386       383
                                                                 ======    ======    ======    ======    ======    ======    ======
     Our participation ........................................   16.82%    45.58%    49.29%    51.00%    51.00%    40.00%    40.00%
                                                                 ------    ------    ------    ------    ------    ------    ------
     Investments ..............................................      66        65        50        (7)      (15)      154       153
                                                                 ======    ======    ======    ======    ======    ======    ======

                                                                                                             Year ended December 31
                                                      -----------------------------------------------------------------------------
                                                                     ALUNORTE                     ALBRAS                        MRN
                                                      -----------------------    -----------------------    -----------------------
                                                       2001     2000     1999     2001     2000     1999     2001     2000     1999
                                                      -----    -----    -----    -----    -----    -----    -----    -----    -----
     Statement of Operations
        Net sales ..................................    294      322      253      472      551      459      211      217      205
        Costs and expenses .........................   (302)    (327)    (446)(*) (429)    (452)    (755)(*) (121)    (109)    (156)
        Income (loss) before income
           taxes ...................................     (8)      (5)    (193)      43       99     (296)      90      108       49
        Income taxes ...............................     (5)      28       56      (35)      30       93       (9)     (17)     (23)
        Equity in results of affiliates ............      -        -        -        -        -        -        -        -        -
                                                      -----    -----    -----    -----    -----    -----    -----    -----    -----
        Net income (loss) ..........................    (13)      23     (137)       8      129     (203)      81       91       26
                                                      =====    =====    =====    =====    =====    =====    =====    =====    =====
     Our participation .............................  45.58%   49.29%   65.82%   51.00%   51.00%   51.00%   40.00%   40.00%   40.00%
     Participation in results ......................     (6)      11      (89)       4       66     (104)      32       36       10
     Change in provision for losses ................               -       89       (4)     (66)     104        -        -        -
                                                      -----    -----    -----    -----    -----    -----    -----    -----    -----
     Equity adjustments ............................     (6)      11        -        -        -        -       32       36       10
                                                      =====    =====    =====    =====    =====    =====    =====    =====    =====

     (*) Includes exchange losses of $213 (ALUNORTE), and $378 (ALBRAS) for the year ended December 31, 1999 - see Note 20.

     The provision for losses on equity investments of $9 and $21 at December 31, 2001 and 2000, respectively, relates to our investments in affiliates which have reported negative stockholders' equity in their financial statements prepared in accordance with US GAAP and in circumstances where we have assumed commitments to fund our share of the accumulated losses, if necessary, through additional capital contributions or other means. Accordingly we (a) first reduce the value of the investment to zero and
     (b) subsequently provide for our portion of negative equity. The provision is comprised as follows:

                                                      Cia
                                                  Ferroviaria
                                                  do Nordeste         ALBRAS          TOTAL
                                                 ------------   ------------   ------------
     Provision at January 1, 2000 .............            (4)           (83)           (87)

     Change in provision - results ............            (4)            66             62
     Payment of capital .......................             1              -              1
     Translation adjustment ...................             1              2              3
                                                 ------------   ------------   ------------

     Provision at December 31, 2000 ...........            (6)           (15)           (21)

     Change in provision - results ............            (8)            (4)            (4)
     Payment of capital .......................            10              -             10
     Translation adjustment ...................             2              4              6
                                                 ------------   ------------   ------------
     Provision at December 31, 2001 ...........            (2)            (7)            (9)
                                                 ============   ============   ============

     Our participation in ALUNORTE (45.58% at December 31, 2001) changed several times during the periods presented, but we did not consolidate the financial statements of this investee due to the temporary nature of our increased holding. Movements on the investment account and related provision during the three years ended December 31, 2001 are as follows:

                                                             Total      ALUNALUNORTE
                                                           shares of    shares owned
                                                         ALUNALUNORTE     by CVRD
                                                        (in thousands) (in thousands)    Investment       Goodwill      Provision
                                                        -------------- --------------  ------------   ------------   ------------
     Balance January 1, 1999 ...........................     325,107         174,279              -              -             (9)
     Purchase of additional participation:
       January 1999 ....................................     453,921         124,491             68             48              9
       December 1999 ...................................     598,184         144,263             55             30              -
     Participation in 1999 losses ......................           -               -            (89)             -              -
     Translation adjustment ............................           -               -             (7)             -              -
                                                                        ------------   ------------   ------------   ------------
     Balance December 31, 1999 .........................     598,184         443,033             27             78              -

     Sale of participation in January 2000 .............     598,184        (124,491)            (7)           (48)             -
     Changes in participation-subscriptions by
       other shareholders ..............................           -               -             19              -              -
     Capital call ......................................     673,494          13,437              5              -              -
     Participation in 2000 net income ..................           -               -             11              -              -
     Translation adjustment ............................           -               -             (5)             -              -
                                                                        ------------   ------------   ------------   ------------
     Balance December 31, 2000 .........................     673,494         331,979             50             30              -

     Purchase of additional participation ..............     211,916          71,542             20              -              -
     Changes in participation-subscriptions by
       other shareholders ..............................           -               -              6              -              -
     Participation in 2001 net income ..................           -               -             (6)             -              -
     Goodwill amortized ................................           -               -              -             (1)             -
     Translation adjustment ............................           -               -             (5)            (5)             -
                                                                        ------------   ------------   ------------   ------------
     Balance December 31, 2001 .........................     885,410         403,521             65             24              -
                                                                        ============   ============   ============   ============

                                                                   Net
                                                          ------------
     Balance January 1, 1999 ...........................            (9)
     Purchase of additional participation:
       January 1999 ....................................           125
       December 1999 ...................................            85
     Participation in 1999 losses ......................           (89)
     Translation adjustment ............................            (7)
                                                          ------------
     Balance December 31, 1999 .........................           105

     Sale of participation in January 2000 .............           (55)
     Changes in participation-subscriptions by
       other shareholders ..............................            19
     Capital call ......................................             5
     Participation in 2000 net income ..................            11
     Translation adjustment ............................            (5)
                                                          ------------
     Balance December 31, 2000 .........................            80

     Purchase of additional participation ..............            20
     Changes in participation-subscriptions by
       other shareholders ..............................             6
     Participation in 2001 net income ..................            (6)
     Goodwill amortized ................................            (1)
     Translation adjustment ............................           (10)
                                                          ------------
     Balance December 31, 2001 .........................            89
                                                          ============

     On January 14, 2000 we entered into a structured transaction with an unrelated party to sell both a 20.81% of the capital of ALUNORTE and a beneficial interest in 8% of the capital of MRN owned by us for a total of $164, resulting in a net gain to us of $54, recorded in other operating income, as follows:

     Book value of 124,491 thousand shares of ALUNORTE sold .....       (7)
     Goodwill amortized .........................................      (48)
     Book value of beneficial interest in 8% of MRN .............        -
                                                                   -------
                                                                       (55)
     Cash received by us
       On transfer of ALUNORTE shares ...........................       44
       On issue and sale of Perpetual Notes .....................      120
     Fair value of Perpetual Notes ..............................      (55)
                                                                   -------
     Gain recognized on the transaction .........................       54
                                                                   =======

     The Perpetual Notes are exchangeable for 48 billion preferred shares of the affiliate MRN (initially equivalent to 8% of the total number of shares of MRN owned by us). Interest is payable on the Notes in an amount equal to dividends paid on the underlying preferred shares, relative to periods starting as from the 2000 fiscal year. The Notes may be redeemed at our option or the Noteholders at any time by transfer of the underlying preferred shares to the Noteholders, providing the rights of pre-emption of the existing shareholders of MRN have been waived or have expired. Redemption by transfer of the underlying net assets of MRN is compulsory if certain events occur, including the liquidation or merger of MRN or the transfer of MRN's asset and liabilities to a consortium formed by its shareholders to take over the operations of MRN. In the event of early termination the Notes may be redeemed, at the option the Noteholders, in lieu of transfer of the shares, for a cash sum equal to $48 plus the net present value of average annual earnings declared and paid by MRN for the three years immediately preceding such termination multiplied by 20 and discounted by 10% per year. This latter amount represents a fair value of $55.

     On October 6, 2000, with the objective of financing part of the expansion in its alumina production capacity from 1.5 million tons to 2.3 million tons per year, ALUNORTE called a capital increase of $126, to be paid up in 6 installments. Up to December 31,2000, three of these installments have been made and ALUVALE contributed with $25, changing its stockholding interest to 48.58%.

     During 1999 our 50%-owned affiliate VUPSA incurred significant losses, of which we recognized our portion of $56 through the provision for losses on equity investments. In December 1999 we acquired the remaining 50% of VUPSA in exchange for the transfer of amounts owed to the seller from subsidiaries of VUPSA amounting to $126, resulting in negative goodwill of $86. At December 31, 1999 the balance sheet of VUPSA has been consolidated and the negative goodwill used to reduce the carrying value of VUPSA's property, plant and equipment.

     In 2000, we acquired a further 34.41% of Ferrovia Centro-Atlantica S.A., for $25, bringing our participation to 45.65%.

     Dividends received from investees aggregated $132, $133 and $64 in 2001, 2000 and 1999, respectively.


11   Short-term debt

     Our short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

                                                         As of December 31
                                                     ---------------------
                                                          2001        2000
                                                     ---------   ---------
     Export ......................................         498         386
     Import ......................................           1          11
     Working Capital .............................          90          68
                                                     ---------   ---------
                                                           589         465
                                                     =========   =========

     Average annual interest rates on short-term borrowings were 4.96% and 8.18% in 2001 and 2000, respectively.

12   Long-term debt

                                                                                                                As of December 31
                                                                                --------------------------------------------------
                                                                                    Current liabilities      Long-Term liabilities
                                                                                ------------------------  ------------------------
                                                                                      2001         2000         2001         2000
                                                                                -----------  -----------  -----------  -----------
     Foreign debt
        Loans and financing contracted in the following currencies, maturing up to 2011 :
              United States dollars ..........................................          192          170        1,104          990
              Japanese Yen ...................................................            8           10           27            4
              Others .........................................................            2            2            2            4
     Fixed Rate Notes - US$ denominated ......................................            -            -          500          500
     Export Securitization - US$ denominated .................................            -            -          300          300
     Perpetual notes .........................................................            -            -           55           55
     Accrued charges .........................................................           25           41            -            -
                                                                                -----------  -----------  -----------  -----------
                                                                                        227          223        1,988        1,853
                                                                                -----------  -----------  -----------  -----------
     Local debt
          Indexed by Long-Term Interest Rate - TJLP
              maturing up to 2002 ............................................           28            6            9           40
          Indexed by  General Price Index-Market (IGPM)
               maturing up to 2005 ...........................................           21           21           31           49
          Basket of  currencies ..............................................           15           15           39           51
          Capital Lease ......................................................            -            1                         -
          Shareholders revenue interests (Note 3) ............................                         -            3            3
          Indexed by U S  dollars ............................................            4           11          100           24
          Accrued charges ....................................................            1            3            -            -
                                                                                -----------  -----------  -----------  -----------
                                                                                         69           57          182          167
                                                                                -----------  -----------  -----------  -----------
     Total ...................................................................          296          280        2,170        2,020
                                                                                ===========  ===========  ===========  ===========

     The long-term portion at December 31, 2001 becomes due in the following years:

     2003 ...................................................         662
     2004 ...................................................         725
     2005 ...................................................         255
     2006 ...................................................         151
     2007 ...................................................         225
     2008 and thereafter ....................................          97
     No due date (Perpetual notes) ..........................          55
                                                                ---------
                                                                    2,170
                                                                =========

     At December 31, 2001 annual interest rates on long-term debt were as follows:

     Up to 7% ...............................................       1,309
     7.1% to 9% .............................................         495
     9.1% to 11% ............................................         509
     Over 11% ...............................................          89
     Variable (Perpetual notes) .............................          64
                                                                ---------
                                                                    2,466
                                                                =========

     The indexes applied to debt and respective percentage variations in each year were as follows:

                                                     2001     2000     1999
                                                    -----    -----    -----
     TJLP - Long-Term
            Interest Rate (effective rate) .....     3.34     4.56     6.92
     IGP-M - General Price Index - Market ......    10.40     9.95    20.10
     United States Dollar ......................    18.70     9.30    48.01

     Long-term debt at December 31, 2001 is guaranteed or secured as follows:

                                                             Amount of debt
                                                                 guaranteed
                                                             --------------
     Federal Government guarantee (for which we have
       provided counter-guarantees) ..........................          308
     Third party guarantees ..................................          150
     Export receivables (securitization) .....................          125
     Ships ...................................................           50

     In October 2000 we issued $300 under a US dollar - denominated export securitization program, divided into three tranches as follows:

                                                 Grace Period      Effectives
                       Amount   Tenor (years)         (years)       rate p.a.
                   ----------   -------------   -------------   -------------
     Tranche 1             25               7               2          8.682%
     Tranche 2            125               7               2     Libor+0.65%
     Tranche 3            150              10               3          8.926%
                   ----------
                          300
                   ==========

     Tranche 2 is guaranteed by an insurance contract with a major U.S. insurance company.

     On March 8, 2002 our wholly-owned subsidiary, Vale Overseas Limited, issued $300 of 8.625% Enhanced Guaranteed Notes due March 8, 2007, unconditionally guaranteed by us.


13   Stockholders' equity

     Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders' meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 3, the Brazilian Government holds a preferred special share which confers on it permanent veto rights over certain matters.

     The Board of Directors authorized the acquisition of up to 9,832,691 of our own preferred class A shares, to remain in treasury for subsequent disposal or cancellation. As of December 31, 2001, 3,519,288 shares had been acquired, at an average weighted unit cost of R$20.03 (minimum cost of R$14.02 and maximum of R$24.19).

     Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual net income, upon approval at the annual stockholders' meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records. With respect to each of 2001, 2000 and 1999 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders as from January 1, 1996 is considered part of the minimum dividend.

     Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2001, we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2001 includes $2,215, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

     No withholding tax is payable on distribution of profits earned as from January 1, 1996, except for distributions in the form of interest attributed to stockholders as explained in Note 2 (m).

     Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

                                                                                                       Year ended December 31
                                                                                         ------------------------------------
                                                                                             2001          2000          1999
                                                                                         --------      --------      --------
     Appropriated retained earnings
       Unrealized income reserve
          Balance January 1 ........................................................          874         1,062         1,636
          Transfer to retained earnings ............................................         (326)         (188)         (574)
                                                                                         --------      --------      --------
           Balance December 31 .....................................................          548           874         1,062

       Expansion reserve
          Balance January 1 ........................................................        1,546         1,367         1,685
          Transfer to capital stock ................................................         (278)            -             -
          Transfer to retained earnings ............................................          399           179          (318)
                                                                                         --------      --------      --------
           Balance December 31 .....................................................        1,667         1,546         1,367

       Legal reserve
          Balance January 1 ........................................................          307           284           368
          Transfer to retained earnings ............................................           18            23           (84)
                                                                                         --------      --------      --------
          Balance December 31 ......................................................          325           307           284

       Fiscal incentive depletion reserve
          Balance January 1 ........................................................          771           842         1,246
          Transfer to retained earnings ............................................         (122)          (71)         (404)
                                                                                         --------      --------      --------
          Balance December 31 ......................................................          649           771           842

       Fiscal incentive investment reserve
          Balance January 1 ........................................................           39            12           277
          Transfer to capital stock ................................................          (33)            -          (187)
          Transfer (to) from retained earnings .....................................           17            27           (78)
                                                                                         --------      --------      --------
          Balance December 31 ......................................................           23            39            12
                                                                                         --------      --------      --------
       Total appropriated retained earnings ........................................        3,212         3,537         3,567
                                                                                         ========      ========      ========

     The purpose and basis of appropriation to such reserves is described below:

     . Unrealized income reserve - this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

     . Expansion reserve - this is a general reserve for expansion of our activities.

     . Legal reserve - this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

     . Fiscal incentive depletion reserve - this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

     . Fiscal incentive investment reserve - this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve also contemplates the tax incentives described in Note 5.


14   Pension plans

     Since 1973 we have sponsored a defined benefit pension plan (the "Old Plan") covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundacao Vale do Rio Doce de Seguridade Social - VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

     In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the "New Plan"), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

     The following information details the status of the defined benefit elements of our plans in accordance with SFAS 132 "Employers' Disclosure about Pensions and Other Post-retirement Benefits":

(a)  Change in benefit obligation

                                                             As of  December 31
                                                          ---------------------
                                                               2001        2000
                                                          ---------   ---------
     Benefit obligation at beginning of year ...........      1,596       1,440
     Service cost ......................................          2          10
     Interest cost .....................................         78          91
     Benefits paid .....................................        (88)       (109)
     Plan amendments ...................................          -         (13)
     Effect of exchange rate changes ...................       (252)        (65)
     Actuarial loss ....................................         52         242
                                                          ---------   ---------
     Benefit obligation at end of year .................      1,388       1,596
                                                          =========   =========

     The actuarial loss of $ 242 in the year ended December 31, 2000 is mainly due to the adoption of a new mortality table which is considered to better reflect the current life expectancy of the plan participants.

(b)  Change in plan assets

                                                             As of  December 31
                                                          ---------------------
                                                               2001        2000
                                                          ---------   ---------
     Fair value of plan assets at beginning of year ....      1,189       1,231
     Actual return on plan assets ......................        220         128
     Special employer contributions (Note 4 (i)) .......        249           -
     Employer contributions ............................         17          34
     Employee contributions ............................          -           5
     Benefits paid .....................................        (88)       (109)
     Effect of exchange rate changes ...................       (213)       (100)
                                                          ---------   ---------
     Fair value of plan assets at end of year ..........      1,374       1,189
                                                          =========   =========

     Plan assets at December 31, 2001 include $83 of portfolio investments in our own shares ($95 at December 31, 2000) and $12 of shares of related parties ($9 at December 31, 2000), as well as $551 of Federal Government Securities ($480 at December 31, 2000).

(c)  Accrued pension cost liability

                                                                                    As of December 31
                                                                             ------------------------
                                                                                   2001          2000
                                                                             ----------    ----------
     Funded status, excess of benefit obligation over plan assets ........           14           407
     Unrecognized net transitory obligation ..............................          (94)         (125)
     Unrecognized net actuarial loss .....................................          (19)         (152)
                                                                             ----------    ----------
     Accrued pension cost liability (prepaid pension cost) ...............          (99)          130
                                                                             ==========    ==========

(d)  Recognition of additional minimum liability

                                                                                    As of December 31
                                                                             ------------------------
                                                                                   2001          2000
                                                                             ----------    ----------
     Accrued pension cost liability ......................................            -           130
     Unrecognized  pension obligation, limited to
        unrecognized net transitory obligation ...........................           14           125
     Additional amount recognized in stockholders' equity ................            -           151
                                                                             ----------    ----------
     Minimum liability ...................................................           14           406
                                                                             ==========    ==========

(e)  Assumptions used in each period (expressed in nominal terms)

                                                        2001               2000
                                                  ----------         ----------
     Discount rate                                  11% p.a.           11% p.a.
     Expected return on plan assets                 11% p.a.           11% p.a.
     Rate of compensation increase                6.82% p.a.         6.82% p.a.

     Net pension cost includes the following components:

                                                                                Year ended December 31
                                                                        ------------------------------
                                                                          2001        2000        1999
                                                                        ------      ------      ------
     Service cost - benefits earned during the period ..............         2          10          31
     Interest cost on projected benefit obligation .................        78          91         126
     Actual return on assets .......................................      (220)       (128)       (345)
     Amortization of initial transitory obligation .................        12          15          17
     Net deferral ..................................................       160          58         241
                                                                        ------      ------      ------
                                                                            32          46          70
     Employee contributions ........................................         -          (5)        (15)
                                                                        ------      ------      ------
     Net periodic pension cost .....................................        32          41          55
                                                                        ======      ======      ======

     In addition to benefits provided under our pension plan accruals have been made relative to supplementary benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled $173 and $185, at December 31, 2001 and 2000, respectively, plus $28 and $30 in current liabilities.

     The cost recognized in the years 2001 and 2000 relative to the defined contribution element of the New Plan was $5 and $3, respectively.

15   Commitments and contingencies

(a) At December 31, 2001, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $702, of which $492 is denominated in United States dollars and the remaining $210 in local currency. These guarantees include $317 relative to ALBRAS and $51 relative to ALUNORTE (see Note 10).

(b) CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

     The provision for contingencies and the related judicial deposits are composed as follows:

                                                                                              As of December 31
                                         ----------------------------------------------------------------------
                                                                       2001                                2000
                                         ----------------------------------  ----------------------------------
                                            Provision for          Judicial     Provision for          Judicial
                                            contingencies          deposits     contingencies          deposits
                                         ----------------  ----------------  ----------------  ----------------
     Labor claims .....................               147                50               114                60
     Civil claims .....................               123                53               137                58
     Tax - related actions ............               177               131                80                54
     Others ...........................                 5                 1                 7                 1
                                         ----------------  ----------------  ----------------  ----------------
                                                      452               235               338               173
                                         ================  ================  ================  ================
     Long-term ........................               452               235               338               173
                                         ================  ================  ================  ================

     Labor-related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

     Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

     Tax-related actions principally comprise our challenges of changes in basis of calculation and rates of certain revenue taxes and of the tax on financial movements - CPMF.

     We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

     Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

     Contingencies settled in the years December 31, 2001 and 2000 aggregated $6 and $36, respectively, and additional provisions aggregated $79 and $101 in these years, respectively.

(c) We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d) We are committed under a take-or-pay agreement to take delivery of approximately 175,950 metric tons per year of aluminum from ALBRAS at market prices. This estimate is based on 51% of ALBRAS expected production and, at a market price of $1,453.66 per metric ton at December 31,

     2001, represents an annual commitment of $256. We are also committed to take-or-pay 437,214 metric tons per year of alumina produced by ALUNORTE which at a market price of $176.08 per metric ton at December 31, 2001, represents an annual commitment of $77. Actual take from ALBRAS was $220, $242 and $222 in 2001, 2000 and 1999, respectively, and direct from ALUNORTE (net of take ceded to ALBRAS) was $36, $52 and $30 in 2001, 2000 and 1999, respectively.

(e) We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajas region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

     Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years. Under certain circumstances, this period may be extended for an additional two years. We oversee these projects and BNDES advances us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2001, each of us and BNDES had remaining commitments to contribute an additional $89 toward exploration and development activities. We both expect to fund a portion of these contributions through the end of 2001. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party's contributions, or may choose to have its financial interest proportionally diluted. If a party's participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose
     (1) all the rights and benefits provided for in the Mineral Risk Contract and (2) any amount previously contributed to the project.

     Under the Mineral Risk Contract, BNDES has agreed to compensate us for our contribution of existing development and ownership rights in the Carajas region through a finder's fee production royalty on mineral resources that are discovered and placed into production. This finder's fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder's fee is equal to 6.5% of revenues.

(f) At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as "debentures" to our then-existing shareholders, including the Brazilian Government. The terms of the "debentures", which are described below, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

     In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. At present the debentures cannot be traded. Holders will be able to trade the debentures only after a three-month period that will commence upon completion of the sale by the Brazilian Government of its 32% stake in our common shares, which occurred on March 27, 2002 (see Note 3). We will be required to register the debentures with the CVM in order to permit trading at this time.

     Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to the ADR holders, but the Central Bank rejected our request. We intend to renew our request to the Central Bank, but we cannot be sure that we will succeed. If the Central Bank does not approve our request, the ADR depositary will not be able to distribute the debentures to the ADR holders and will not be able to sell the debentures. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders.

     Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted. Based on current production levels, and estimates for new projects the for cast is to start payments referring to cooper resource in 2004 we would related to iron ore resources in approximately 2012, and payments related to other mineral resources in later years.

     The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

     Area                               Mineral                Required Payments by CVRD
     --------------------------------   --------------------   -----------------------------------------------------
     Southern System                    Iron ore               1.8% of net revenue, after total production from May
                                                               1997 exceeds 1.7 billion tons.

     Northern System                    Iron ore               1.8% of net revenue, after total production from May
                                                               1997 exceeds 1.2 billion tons.

     Pojuca, Andorinhas,                Gold and copper        2.5% of net revenue from the beginning of commercial
     Liberdade and Sossego                                     production.

     Igarape Bahia and                  Gold and copper        2.5% of net revenue, after total production from the
     Alemao                                                    beginning of commercial production exceeds 70 tons of
                                                               gold.

     Fazenda Brasileiro                 Gold                   2.5% of net revenue after total production from the
                                                               beginning of commercial production exceeds 26 tons.

     Other areas, excluding             Gold                   2.5% of net revenue.
     Carajas/ Serra Leste

     Other areas owned as               Other minerals         1% of net revenue, 4 years after the beginning of
     of May 1997                                               commercial production.

     All areas                         Sale of mineral         1% of the sales price.
                                       rights owned as
                                       of May 1997

(g) At December 31, 2001 we have provided $29 for environmental liabilities. Such provisions relate to site restoration at mines already closed or which are expected to be closed in the next two years.

     We use various judgments and assumptions when measuring our environmental liabilities. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.


16   Segment and geographical information

     In 1999 we adopted SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" with respect to the information we present about our operating segments. SFAS 131 introduced a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

     Ferrous products - comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferrous alloys are also classified in this segment.

     Non-ferrous products - comprises the production of gold and other non-ferrous minerals.

     Logistics - comprises our transportation systems as they pertain to external commercial operations, and the operations of our ships.

     Holdings - divided into the following sub-groups:

     o Pulp and paper - comprises our forestation activities and investments in joint ventures and affiliates engaged in the manufacture of pulp and paper products.

     o Aluminum - comprises aluminum trading activities and investments in joint ventures and affiliates engaged in bauxite mining, alumina refining and aluminum metal smelting.

     o Steel - comprises our investments in joint ventures and affiliates operating in the steel industry.

     o Others - comprises our investments in joint ventures and affiliates engaged in other businesses.

     Corporate Center - the Corporate Center is responsible for accounting and control, finance, legal matters, human resources and administration, investor and external relations and internal auditing.

     Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLT) as well as net income.

     In 2000 we transferred various accounting, control, legal and information technology functions from the operating divisions to our Corporate Center. We estimate that this transfer increased the costs in our Corporate Center by approximately $8, and reduced the costs of our ferrous, non ferrous and logistics segments by $6, $1 and $1, respectively.

     Consolidated net income and principal assets are reconciled as follows (certain minor reclassifications have been made to the 2000 and 1999 information to be comparable with that for 2001):

     Consolidated net income and principal assets are reconciled as follows:

                                                                                                                          2001
                                                       -----------------------------------------------------------------------
                                                                                                                      Holdings
                                                                                                    --------------------------
                                                                              Non                      Pulp and
                                                           Ferrous        ferrous      Logistics          paper       Aluminum
                                                       -----------    -----------    -----------    -----------    -----------
RESULTS
Revenues - Export ....................................       3,559            173            147             47            282
Revenues - Domestic ..................................       1,082             79            344              8              1
Cost and expenses ....................................      (3,218)          (197)          (422)(1)        628(2)        (259)
Interest revenue .....................................         169              1             11              3              7
Interest expense .....................................        (368)           (10)           (11)             -             (1)
Depreciation .........................................        (167)           (17)           (26)            (2)             -
Pension plan .........................................         (27)            (3)            (2)             -              -
Equity and provision for losses ......................          (1)             1           (114)            11             41
Income taxes .........................................           1              -             (3)             -              1
                                                       -----------    -----------    -----------    -----------    -----------
Net income ...........................................       1,030             27            (76)           695             72
                                                       ===========    ===========    ===========    ===========    ===========

Sales classified by geographic destination:
Export market
Latin America ........................................         238              -             65              -              9
United States ........................................         247            139             21             47             73
Europe ...............................................       1,469             33             44              -            173
Middle East ..........................................         216              -              4              -              -
Japan ................................................         525              -             10              -             12
Asia, other than Japan ...............................         864              1              3              -             15
                                                       -----------    -----------    -----------    -----------    -----------
                                                             3,559            173            147             47            282
Domestic market ......................................       1,082             79            344              8              1
                                                       -----------    -----------    -----------    -----------    -----------
                                                             4,641            252            491             55            283
                                                       ===========    ===========    ===========    ===========    ===========
Assets:
Property, plant and equipment, net ...................       3,146            240            305             90              -
Capital expenditures .................................         506             40             25             22              -
Investments in affiliated companies and joint ventures
and other investments, net provision for losses ......         673             29             34              -            287
                                                       ===========    ===========    ===========    ===========    ===========
Capital employed .....................................       2,980            249            313             50             18
NOPLT ................................................       1,356             56            149              2             25
ROCE .................................................          46%            22%            48%             4%           139%

                                                                                                                      2001
                                                       -------------------------------------------------------------------
                                                                         Holdings
                                                       --------------------------
                                                                                     Corporate
                                                             Steel         Others       Center  Eliminations  Consolidated
                                                       -----------    -----------  -----------  ------------  ------------
RESULTS
Revenues - Export ....................................           -              -            -        (1,359)        2,849
Revenues - Domestic ..................................           -              -            -          (231)        1,283
Cost and expenses ....................................         120(3)           -         (759)        1,541        (2,566)
Interest revenue .....................................           3              -            -           (59)          135
Interest expense .....................................          (4)             -            -            59          (335)
Depreciation .........................................           -              -            -             -          (212)
Pension plan .........................................           -              -            -             -           (32)
Equity and provision for losses ......................           5              4            -             -           (53)
Income taxes .........................................           -              -          219             -           218
                                                       -----------    -----------  -----------   -----------   -----------
Net income ...........................................         124              4         (540)          (49)        1,287
                                                       ===========    ===========  ===========   ===========   ===========

Sales classified by geographic destination:
Export market
Latin America ........................................           -              -            -          (118)          194
United States ........................................           -              -            -          (112)          415
Europe ...............................................           -              -            -          (490)        1,229
Middle East ..........................................           -              -            -           (20)          200
Japan ................................................           -              -            -          (245)          302
Asia, other than Japan ...............................           -              -            -          (374)          509
                                                       -----------    -----------  -----------   -----------   -----------
                                                                 -              -            -        (1,359)        2,849
Domestic market ......................................           -              -            -          (231)        1,283
                                                       -----------    -----------  -----------   -----------   -----------
                                                                 -              -            -        (1,590)        4,132
                                                       ===========    ===========  ===========   ===========   ===========
Assets:
Property, plant and equipment, net ...................           -              7           25             -         3,813
Capital expenditures .................................           -              -            2             -           595
Investments in affiliated companies and joint ventures
and other investments, net provision for losses ......         159             36            -             -         1,218
                                                       ===========    ===========  ===========   ===========   ===========
Capital employed .....................................          13              7           (4)            4         3,630
NOPLT ................................................          14              -          (82)          (49)        1,471
ROCE .................................................         108%             -            -             -            41%

(1) - Includes provisions $101 to reflect realizable value of assets

(2) - Includes $170 profit on sale of Bahia Sul Celulose S.A. - BSC and $507 profit on sale of Celulose Nipo-Brasileira S.A. - CENIBRA

(3) - Includes $107 profit on sale of Companhia Siderurgica Nacional - CSN

                                                                                                                          2000
                                                       -----------------------------------------------------------------------
                                                                                                                      Holdings
                                                                                                    --------------------------
                                                                              Non                      Pulp and
                                                           Ferrous        ferrous      Logistics          paper       Aluminum
                                                       -----------    -----------    -----------    -----------    -----------
RESULTS
Revenues - Export ....................................       2,849            198            195            121            351
Revenues - Domestic ..................................       1,000             90            403             21             12
Cost and expenses ....................................      (2,585)          (214)          (418)          (156)          (261)
Interest revenue .....................................          52              1              1              7             25
Interest expense .....................................         (74)           (12)            (6)             -             (2)
Depreciation .........................................        (115)           (30)           (22)           (22)             -
Pension plan .........................................          (7)            (2)             -              -              -
Equity and provision for losses ......................          46              -            (22)           108            126
Income taxes .........................................           8              -              5             (7)            (5)
                                                       -----------    -----------    -----------    -----------    -----------
Net income ...........................................       1,174             31            136             72            246
                                                       ===========    ===========    ===========    ===========    ===========

Sales classified by geographic destination:
Export market
Latin America ........................................         224              -             30              -             23
United States ........................................         252            156             64             73             39
Europe ...............................................         969             35             75             48            237
Middle East ..........................................         209              -              6              -             16
Japan ................................................         544              4             15              -             34
Asia, other than Japan ...............................         651              3              5              -              2
                                                       -----------    -----------    -----------    -----------    -----------
                                                             2,849            198            195            121            351
Domestic market ......................................       1,000             90            403             21             12
                                                       -----------    -----------    -----------    -----------    -----------
                                                             3,849            288            598            142            363
                                                       ===========    ===========    ===========    ===========    ===========
Assets:
Property, plant and equipment, net ...................       3,077            325            374            149              -
Capital expenditures .................................         373             50             14              -              -
Investments in affiliated companies and joint ventures
and other investments,net provision for  losses ......         519             31            151            372            262
                                                       ===========    ===========    ===========    ===========    ===========
Capital employed .....................................       3,064            316            390            135            (10)
NOPLT ................................................       1,155             52            165            (44)            23
ROCE .................................................          38%            16%            42%           (33%)            -

                                                                                                                      2000
                                                       -------------------------------------------------------------------
                                                                         Holdings
                                                       --------------------------
                                                                                     Corporate
                                                             Steel         Others       Center  Eliminations  Consolidated
                                                       -----------    -----------  -----------  ------------  ------------
RESULTS
Revenues - Export ....................................           -             -            -        (1,068)        2,646
Revenues - Domestic ..................................           1             -            -          (104)        1,423
Cost and expenses ....................................         (10)            -         (578)        1,196        (3,026)
Interest revenue .....................................           5             -          173           (56)          208
Interest expense .....................................          (6)            -         (247)           32          (315)
Depreciation .........................................           -             -           (6)            -          (195)
Pension plan .........................................           -             -            -             -            (9)
Equity and provision for losses ......................          59             5            -             -           322
Income taxes .........................................         (48)            -           79             -            32
                                                       -----------   -----------  -----------   -----------   -----------
Net income ...........................................           1             5         (579)            -         1,086
                                                       ===========   ===========  ===========   ===========   ===========

Sales classified by geographic destination:
Export market
Latin America ........................................           -             -            -           (91)          186
United States ........................................           -             -            -          (108)          476
Europe ...............................................           -             -            -          (222)        1,142
Middle East ..........................................           -             -            -           (19)          212
Japan ................................................           -             -            -          (308)          289
Asia, other than Japan ...............................           -             -            -          (320)          341
                                                       -----------   -----------  -----------   -----------   -----------
                                                                 -             -            -        (1,068)        2,646
Domestic market ......................................           1             -            -          (104)        1,423
                                                       -----------   -----------  -----------   -----------   -----------
                                                                 1             -            -        (1,172)        4,069
                                                       ===========   ===========  ===========   ===========   ===========
Assets:
Property, plant and equipment, net ...................           -             -           30             -         3,955
Capital expenditures .................................           -             -           10             -           447
Investments in affiliated companies and joint ventures
and other investments,net provision for  losses ......         423            37            -             -         1,795
                                                       ===========   ===========  ===========   ===========   ===========
Capital employed .....................................           1            14           (6)            8         3,912
NOPLT ................................................         (54)            -          (63)           16         1,250
ROCE .................................................           -             -            -             -            32%

                                                                                                                          1999
                                                       -----------------------------------------------------------------------
                                                                                                                      Holdings
                                                                                                    --------------------------
                                                                              Non                      Pulp and
                                                           Ferrous        ferrous      Logistics          paper       Aluminum
                                                       -----------    -----------    -----------    -----------    -----------
RESULTS
Revenues - Export ....................................       1,989            143            100            101            318
Revenues - Domestic ..................................         639             96            318             10             62
Cost and expenses ....................................      (1,435)          (151)          (396)          (103)          (367)
Interest revenue .....................................          46              -              8              4              9
Interest expense .....................................         (50)             -            (13)             -             (6)
Depreciation .........................................        (120)           (16)           (21)            (6)             -
Pension plan .........................................         (21)            (4)            (3)             -              -
Equity and provision for losses ......................         (44)           (15)            (9)             9           (182)
Income taxes .........................................           -              -             14             (5)             -
                                                       -----------    -----------    -----------    -----------    -----------
Net income ...........................................       1,004             53             (2)            10           (166)
                                                       ===========    ===========    ===========    ===========    ===========

Sales classified by geographic destination:
Export market
Latin America ........................................         149              -             13              -              5
United States ........................................         147            139             34             62             23
Europe ...............................................         621              -             31             39            146
Middle East ..........................................         146              -              3              -              -
Japan ................................................         351              -              9              -             94
Asia, other than Japan ...............................         575              4              9              -             50
Others ...............................................           -              -              1              -              -
                                                       -----------    -----------    -----------    -----------    -----------
                                                             1,989            143            100            101            318
Domestic market ......................................         639             96            318             10             62
                                                       -----------    -----------    -----------    -----------    -----------
                                                             2,628            239            418            111            380
                                                       ===========    ===========    ===========    ===========    ===========
Assets :
Property, plant and equipment, net ...................       2,950            400            404            158              -
Capital expenditures .................................         201             56              4              -              -
Investments in affiliated companies and joint ventures
and other investments, net provision for losses ......         116             33             68            318            208
                                                       ===========    ===========    ===========    ===========    ===========
Capital employed .....................................       3,081            399            419            148              9
NOPLT ................................................       1,055             68             28              6             28
ROCE .................................................          34%            17%             7%             4%           311%

                                                                                                                      1999
                                                       -------------------------------------------------------------------
                                                                         Holdings
                                                       --------------------------
                                                                                     Corporate
                                                             Steel         Others       Center  Eliminations  Consolidated
                                                       -----------    -----------  -----------  ------------  ------------
RESULTS
Revenues - Export ....................................           -            -            -          (578)        2,073
Revenues - Domestic ..................................           -            -            -           (41)        1,084
Cost and expenses ....................................           -            -         (428)          619        (2,261)
Interest revenue .....................................           -            -          170           (37)          200
Interest expense .....................................           -            -         (201)           37          (233)
Depreciation .........................................           -            -            -             -          (163)
Pension plan .........................................           -            -            -             -           (28)
Equity and provision for losses ......................           7            -            7             -          (227)
Income taxes .........................................           -            -          (42)            -           (33)
                                                       -----------  -----------  -----------   -----------   -----------
Net income ...........................................           7            -         (494)            -           412
                                                       ===========  ===========  ===========   ===========   ===========

Sales classified by geographic destination:
Export market
Latin America ........................................           -            -            -           (60)          107
United States ........................................           -            -            -           (71)          334
Europe ...............................................           -            -            -          (110)          727
Middle East ..........................................           -            -            -           (13)          136
Japan ................................................           -            -            -           (83)          371
Asia, other than Japan ...............................           -            -            -          (241)          397
Others ...............................................           -            -            -             -             1
                                                       -----------  -----------  -----------   -----------   -----------
                                                                 -            -            -          (578)        2,073
Domestic market ......................................           -            -            -           (41)        1,084
                                                       -----------  -----------  -----------   -----------   -----------
                                                                 -            -            -          (619)        3,157
                                                       ===========  ===========  ===========   ===========   ===========
Assets:
Property, plant and equipment, net ...................           -            -           31             -         3,943
Capital expenditures .................................           -            -            4             -           265
Investments in affiliated companies and joint ventures
and other investments, net provision for losses ......         426           34            -             -         1,203
                                                       ===========  ===========  ===========   ===========   ===========
Capital employed .....................................           -            -           (9)            -         4,047
NOPLT ................................................           -            -         (309)           11           887
ROCE .................................................           -            -            -             -            22%

17   Related party transactions

     Transactions with major related parties (including agencies of the Brazilian Federal Government) resulted in the following balances:

                                                                                                              As of December 31
                                                                              -------------------------------------------------
                                                                                                 2001                      2000
                                                                              -----------------------   -----------------------
                                                                                  Assets  Liabilities       Assets  Liabilities
                                                                              ----------  -----------   ----------  -----------
     AFFILIATED COMPANIES AND JOINT VENTURES
        ALUNORTE (1) ......................................................          321           76          332           45
        CENIBRA (2) .......................................................            -            -          126           41
        Salobo Metais S.A. (3) ............................................           70            -           76            -
        FCA ...............................................................          154            2          151           18
        HISPANOBRAS .......................................................           21           28           21           23
        ITABRASCO .........................................................           18           17           17           22
        NIBRASCO ..........................................................           20            5           29           38
        KOBRASCO ..........................................................           35           25           34            7
        Wilsea Shipping Inc. ..............................................            -            -            -           34
        USIMINAS ..........................................................           23            -           24            -
        ALBRAS ............................................................            1           15            1           24
        URUCUM ............................................................            -            -            8            1
        Others ............................................................          154          106          133           85

     EMPLOYEE FUNDS

        Fundacao Vale do Rio Doce .........................................            -            -            -            1
        VALIA .............................................................            -            1            -           40

     BRAZILIAN FEDERAL GOVERNMENT

        Banco do Brasil S.A. (4) ..........................................           83            -           85            3
        Rede Ferroviaria Federal S.A. .....................................           11           32           13           39
        BNDES .............................................................            6          163            7          158
                                                                              ----------   ----------   ----------   ----------
                                                                                     917          470        1,057          579
                                                                              ==========   ==========   ==========   ==========
     Current ..............................................................          350          293          337          378
                                                                              ==========   ==========   ==========   ==========
     Long-term ............................................................          567          177          720          201
                                                                              ==========   ==========   ==========   ==========

(1) Includes onlending outstanding balance of $192 (2000 - $204), with identical conditions and terms, of a $200 U.S. dollar denominated loan obtained by us from the Nippon Amazon Aluminium Company (NAAC) in January 1997 (bearing interest of 6.41% p.a. and maturing up to 2011).

(2) Includes onlending outstanding balance of $94 (2000 - $117), with identical conditions and terms, of a $200 U.S. dollar denominated loan obtained by us from the Japanese Eximbank in 1996, bearing interest of 6.21% p.a. and maturing up to 2004.

(3) Convertible debentures bearing interest of IGPM plus 6.50% p.a., maturing up to 2002.

(4)  Represents interest bearing deposits and investment funds.

     These balances are included in the following balance sheet classifications:

                                                                                                              As of December 31
                                                                             --------------------------------------------------
                                                                                                 2001                      2000
                                                                             ------------------------  ------------------------
                                                                                  Assets  Liabilities       Assets  Liabilities
                                                                             -----------  -----------  -----------  -----------
     Current assets
        Cash and cash equivalents .........................................           83            -           85            -
        Accounts receivable ...............................................          106            -          125            -
        Loans and advances to related parties .............................          160            -          121            -
        Others ............................................................            1            -            6            -

     Other assets
        Loans and advances to related parties .............................          555            -          704            -
        Others ............................................................           12            -           16            -

     Current liabilities
        Suppliers .........................................................            -          101            -          179
        Current portion of long-term debt .................................            -           22            -           30

        Loans from related parties ........................................            -          168            -          152
        Others ............................................................            -            2            -           17

     Long-term liabilities
        Long-term debt ....................................................            -          156            -          128
        Loans from related parties ........................................            -            -            -           21
        Others ............................................................            -           21            -           52
                                                                             -----------  -----------  -----------  -----------
                                                                                     917          470        1,057          579
                                                                             ===========  ===========  ===========  ===========

     The principal amounts of business and financial operations carried out with major related parties are as follows:

                                                                             Year ended December 31
                                           --------------------------------------------------------
                                                       2001                2000                1999
                                           ----------------    ----------------    ----------------
                                           Income   Expense    Income   Expense    Income   Expense
                                           ------   -------    ------   -------    ------   -------
AFFILIATED COMPANIES AND JOINT VENTURES

  CST ...................................     146         -       166         -       135         -
  NIBRASCO ..............................     135       132       172       205        44        58
  ALUNORTE ..............................      84        38        42        93       167        28
  SIDERAR ...............................      30         -        18         -        30         -
  ITABRASCO .............................      67        33        66        24        57        23
  HISPANOBRAS ...........................      74        74        75        77        26        50
  KOBRASCO ..............................      75        63        76        18        62        67
  CENIBRA ...............................      30        46        33       123        78        99
  USIMINAS ..............................      59         -        47         -        18         -
  ACOMINAS ..............................       4         -         7         -         8         -
  ALBRAS ................................       5       208         6       216        14       205
  VALESUL ...............................       -         -         4         -         -        24
  MRN ...................................       -        17         1        17         -        20
  Others ................................      95       142        82        75        80        59

BRAZILIAN FEDERAL GOVERNMENT

  Banco do Brasil S.A ...................      27         -        46        24        46        14
  Petroleo Brasileiro S.A. - PETROBRAS...       2        18         6        11         1        17
  Centrais Eletricas Brasileiras S.A ....       1         -         -         -         -         -
  BNDES .................................       1        19         1        18         1        12
                                           ------   -------    ------   -------    ------   -------
  Others ................................     835       790       848       901       767       676
                                           ======   =======    ======   =======    ======   =======

     These amounts are included in the following statement of income classifications:

                                                                                                         Year ended December 31
                                                            -------------------------------------------------------------------
                                                                           2001                    2000                    1999
                                                            -------------------     -------------------     -------------------
                                                             Income     Expense      Income     Expense      Income     Expense
                                                            -------     -------     -------     -------     -------     -------
     Sales of iron ore and pellets ....................         518         349         494         313         288         175
     Revenues from transportation services ............          85           -         133           -          89           -
     Cost of aluminum products ........................           -         254           -         327           -         271
     Financial income/expenses ........................         180          59         117          79         101          59
     Others ...........................................          52         128         104         182         289         171
                                                            -------     -------     -------     -------     -------     -------
                                                                835         790         848         901         767         676
                                                            =======     =======     =======     =======     =======     =======


18   Fair value of financial instruments

     The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

     The market value of long-term investments, where available, is disclosed in Note 10 to these financial statements.

     Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt at December 31, 2001 is estimated as follows:

                                                         As of December 31
                                                    ----------------------
                                                        2001          2000
                                                    --------      --------
     Fair market value .......................         2,102         2,022
     Carrying value ..........................         2,170         2,020

     Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.


19   Derivative financial instruments

     Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

     We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     As from January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, and began to recognize all derivatives on our balance sheet at fair value. Accordingly we recognized an initial transition adjustment of $12 as a charge in our statement of income relative to net unrealized losses on contracts open as of December 31, 2000. Subsequently to January 1, 2001 all derivatives have been adjusted to fair market value at each balance sheet date and the change included in current earnings.

     For the year ended December 31, 2001 the movement of unrealized and realized gains or losses on derivative financial instruments is as follows:

                                                                                                                 Net Gains (losses)
                                                                         ----------------------------------------------------------
                                                                                           Interest
                                                                                              rates
                                                                               Gold         (libor)      Currencies           Total
                                                                         ----------      ----------      ----------      ----------
     Initial unrealized gains and losses at January 1, 2001 .........             9              (8)             (4)             (3)

     Change in the period ...........................................             2             (36)             (4)            (38)

     (Gains) and losses realized in the period ......................            (4)              8               4               8
                                                                         ----------      ----------      ----------      ----------
     Unrealized gains and (losses) at December 31, 2001 .............             7             (36)             (4)            (33)
                                                                         ==========      ==========      ==========      ==========

     Realized and unrealized gains and losses are included in our income statement under the following captions:

     Gold - other operating costs and expenses; Interest rates - financial expenses; Currencies - foreign exchange and monetary losses, net.

     Final maturity dates for the above instruments are as follows:

     Gold .....................................................   December 2005
     Interest rates (libor) ...................................    October 2007
     Currencies ...............................................      April 2005

(a)  Interest Rate and Exchange Rate Risk

     Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect overselves against fluctuations in the LIBOR rate.

     There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

     With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

     From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the years December 31, 2001 our use of such instruments was not significant.

(b)  Commodity Price Risk

     We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions. In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

     Our affiliates Albras and Alunorte manage the risk of fluctuating aluminum prices using derivatives, allowing an average minimum profit level for future production and ensuring stable cash generation. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for aluminum. We account for both affiliates using the equity method.

     In December 2000, we introduced a new risk management system to evaluate, measure and manage the market risk associated with our financial activities, using the value-at-risk - VAR method. VAR incorporates a variety of risk factors which affect our results, including commodity prices, interest and exchange rate volatilities, as well as the correlation between all these variables. This tool will permit more efficient monitoring of market risk exposure.


20   Information about independent accountants

     Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes. The financial statements of certain of our subsidiaries and affiliates have been audited by independent accountants other than PricewaterhouseCoopers Auditores Independentes and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

     The following entities prepare financial statements in US GAAP which are audited in accordance with auditing standards generally accept in the United States of America:

                                                                         Auditors      Years Audited      City    State  Country
                                                                         --------     ----------------   -------  -----  -------
     Aluminio Brasileiro S.A. - ALBRAS ................................    DTT        2001, 2000, 1999     RJ       RJ    Brazil
     Alumina do Norte do Brasil S.A. - ALUNORTE .......................    DTT        2001, 2000, 1999     RJ       RJ    Brazil
     Vale do Rio Doce Aluminio S.A. - ALUVALE .........................    DTT        2001, 2000, 1999     RJ       RJ    Brazil
     Bahia Sul Celulose S.A. (4) ......................................    KPMG       2001, 2000, 1999     SP       SP    Brazil
     California Steel Industries, Inc. ................................  KPMG LLP     2001, 2000, 1999   Orange     CA      USA
                                                                                                         County
     Celulose Nipo-Brasileira S.A. - CENIBRA (1)(4) ...................    DTT        2001, 2000, 1999     BH       MG    Brazil
     Navegacao Vale do Rio Doce S.A. - DOCENAVE .......................    DTT        2001, 2000, 1999     RJ       RJ    Brazil
     DOCEPAR S.A. (1) .................................................    DTT        2001, 2000, 1999     RJ       RJ    Brazil
     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS ........     AA        2001, 2000, 1999   Vitoria    ES    Brazil
     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO ............     AA        2001, 2000, 1999   Vitoria    ES    Brazil
     Companhia Coreano Brasileira de Pelotizacao - KOBRASCO (2) .......    DTT          2001, 2000         RJ       RJ    Brazil
     Mineracao Rio do Norte S.A. ......................................     AA        2001, 2000, 1999     RJ       RJ    Brazil
     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO ..............    DTT        2001, 2000, 1999     RJ       RJ    Brazil
     Valesul Aluminio S.A. ............................................    KPMG       2001, 2000, 1999     RJ       RJ    Brazil
     Companhia Siderurgica Nacional (1)(4) ............................     AA          2000, 1999         RJ       RJ    Brazil

     In addition to the above the following entities prepare financial statements in Brazilian GAAP which are audited in accordance with auditing standards generally accepted in Brazil. PricewaterhouseCoopers Auditores Independentes relies on such audits but is responsible for reviewing the US GAAP translation and, if applicable, US GAAP adjustments.

                                                                         Auditors      Years Audited      City    State  Country
                                                                         --------     ----------------   -------  -----  -------
     Terminal Vila Velha S.A. .......................................      DTT       2001, 2000, 1999      RJ       RJ    Brazil
     Nova Era Silicon S.A. ..........................................      DTT          2001, 2000         BH       MG    Brazil
     Nova Era Silicon S.A. ..........................................    Trevisan          1999            BH       MG    Brazil
     Celmar S.A. - Industria de Celulose e Papel (2) ................      DTT          2001, 2000         RJ       RJ    Brazil
     SIBRA Eletrosiderurgica Brasileira S.A. (3) ....................      DTT          2001, 2000       Salvador   BA    Brazil

AA - Arthur Andersen S/C
DTT - Deloitte Touche Tohmatsu
RJ - Rio de Janeiro
MG - Minas Gerais
BH - Belo Horizonte
SP - Sao Paulo
ES - Espirito Santo
BA - Bahia

(1) Audited by PricewaterhouseCoopers in 1998
(2) Audited by PricewaterhouseCoopers in 1999 and 1998
(3) Consolidated as from 2000
(4) Investment sold in 2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: April 24, 2002